Mail Stop 3561

February 3, 2009

Peter Klamka
President and Chief Executive Officer
Solar Acquisition Corp.
1905 Pauline Blvd. Suite 1
Ann Arbor, MI 48103

Re: **Solar Acquisition Corp.**
        Registration Statement on Form S-1, as amended
        Filed January 8, 2009
        Form 10-K for Fiscal Year Ended December 31, 2007
        Filed July 10, 2008
        Form 10-Q for Fiscal Period Ended September 30, 2008
        Filed January 12, 2009
        File No. 333-152496

Dear Mr. Klamka:

        We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Summary, page 1

1. We note your response to comment two from our letter dated October 8, 2008. You indicate that your business plan is to "acquire and partner with key solar companies including Solar Teyin." Please clarify the nature of your current relationship with Solar Teyin and if you have identified other companies to acquire. Also, you do not include your intent to "…acquire and partner with key solar companies…" in your Description of Business, Management's Discussion and Analysis of Financial Condition or Plan of Operation sections. Please advise us in this regard or revise your disclosure. In light of your recent statement, that you intend to "…acquire and partner with key solar companies…" please provide additional analysis as to why you are no longer a blank check company since Section (a)(2)(i) of Rule 419 states, in part, that a blank check company includes those companies

Peter Klamka
Solar Acquisition Corp.
February 3, 2009
Page 2

that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

2. You state in the third paragraph on page one that since inception through September 30, 2008, you have incurred a net loss of $1,001,924, but on page 29 you state that you have incurred a net loss of $9,350 since inception through December 31, 2008. Please revise and reconcile your disclosure to the accumulated deficit column of your Statement of Changes in Stockholder Equity table found on page F-5.

Terms of Offering, page 3

3. We note your response to comment four from our letter dated October 8, 2008. We also note your statement that the offering will terminate 365 days after commencement and that "this date was changed to December 15, 2008." You further state on page 14 under Plan of Distribution and Terms of the Offering that the offering terminates 365 days from the date of the commencement of your offering while on your cover page you also give the commencement date as December 15, 2008. Please revise your filing to clearly indicate the term of your offering. Further, please advise us whether you have commenced your offering. If you have not commenced your offering and the offering period begins upon effectiveness of your registration statement, please leave this date blank until your registration is declared effective at which time you can insert an appropriate date.

Capitalization, page 10

4. We note your response to comment eight from our letter dated October 8, 2008. We note that your caption to this table now indicates that the information is as of September 30, 2008, but your table indicates that the information is as of June 30, 2009. Please revise.

Security Ownership of Management, page 17

5. We note your response to comment 10 from our letter dated October 8, 2008. Please revise the table to notate which line items relate to each of the footnotes. In addition, revise the footnotes for each of the non-person entities to also indicate the person or persons who have voting and/or investment power for the entity. See Rule 13d-3 of the Securities Exchange Act of 1934.

Disclosure of Commission's Position on Indemnification for Securities Act Liability, page 19

6. We note your response to comment 12 from our letter dated October 8, 2008. We note that you filed your amended Articles of Incorporation as an exhibit. However, it does not appear that your amended Articles of Incorporation includes any provision regarding indemnification of your officers or directors. Please advise us or revise your disclosure to delete these references. Alternatively, if you have amended your Articles of Incorporation to

include such a provision, please file the amended Articles of Incorporation as an exhibit to your filing.

Management's Discussion and Analysis of Financial Condition, page 28

7. We note your response to comment 13 from our letter dated October 8, 2008. Please revise this section to discuss registrant's financial condition, changes in financial condition and results of operations for the two-year period covered by the financial statements. Please refer to Instruction one to Item 303(a) of Regulation S-K.

Executive Compensation, page 33

8. Please revise your "Executive Compensation" section to include information for your fiscal year 2008. Please refer to the Answer to Question 217.11 of the Compliance and Disclosure Interpretations of Regulation S-K updated July 3, 2008.

Shares Eligible for Future Sale, page 35

9. We note your response to comment 16 from our letter dated October 8, 2008. In this section, please indicate, if true, that this is the opinion of your counsel and refer readers to the legality opinion filed as an exhibit or remove this statement.

Financial Statements of Solar Acquisition Corp., page F-2

10. We note your response to comment 18 from our letter dated October 8, 2008. It does not appear that you have included an audited balance sheet as of the end of each of your two most recent fiscal years. Also, your filing does not include an interim balance sheet as of September 30, 2008 and interim statements of income cash flows and changes in stockholder equity for nine months ended September 30, 2008 and 2007. Please update the financial statements to comply with Rule 8-03 of Regulation S-X. In addition, please update the remainder of your filing as necessary. Refer to Section IV of the Commission's Final Rule Release, Smaller Reporting Company Regulatory Relief and Simplification, Release No. 33-8876. Also, please revise your notes on page F-7 as some of your statements are incomplete.

Item 27 Exhibits Index, page F-24

11. We note your response to comment 23 from our letter dated October 8, 2008. Your Exhibit Index indicates by way of asterisk and footnote that you previously filed some documents, please refer the reader to the specific filing where those exhibits are located. Also, please file your Bylaws as an exhibit to your registration statement, as your Bylaws were not filed as a separate exhibit in the Form 10 filed on September 15, 2006.

Signatures, page F-28

12. We note that the necessary parties signed and dated the registrant statement on December 15, 2008, but the registration statement was not filed until January 8, 2009. In the future, please have the necessary parties sign and date the registration statement on or about the date you file the registration statement.

Form 10-K for the Fiscal Year Ended December 31, 2007

13. We note your response to comment 25 from our letter dated October 8, 2008. Please file your amended Form 10-K so that we may review your changes prior to declaring your registration statement effective.

Form 10-Q for the Fiscal Period Ended September 30, 2008

14. We note in the certifications you provided under Item 601(31) of Regulation S-K that you omitted a subparagraph under paragraph four. Also, we note you refer to the registrant as "small business issuer" throughout the certification and your first sentence included Mr. Klamka's title. Please note that the certification should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. Also, the date of the certification should be signed on or about the date of the filing. Please file an amendment to your Form 10-Q for the period ended September 30, 2008 that tracks the language of Item 601(b)(31) of Regulation S-K.

       As appropriate, please amend your registration statement and Exchange Act filings in response to these comments. Please respond to the comments directed towards your Exchange Act filings within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or me at (202) 551-3725 with any questions.

                                                            Sincerely,

                                                            H. Christopher Owings
                                                            Assistant Director

cc: Jillian Ivey Sidoti, Esq.
        Via Facsimile